EXHIBIT 99.1

RedHill Biopharma Announces Appointment of Micha Ben Chorin as Chief Financial Officer

TEL-AVIV, Israel, Dec. 30, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), an Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today announced the appointment of Mr. Micha Ben Chorin as Chief Financial Officer (CFO), effective March 1, 2016.

In order to ensure a seamless transition, Mr. Ben Chorin will join RedHill in mid-January and will work closely with Ori Shilo, one of the two co-founders of RedHill, who, among other responsibilities in his role as Deputy CEO, Finance and Operations, fulfilled all CFO functions since the creation of the Company.

Mr. Ben Chorin brings with him over 20 years of financial management experience with specific expertise in financing, M&A and international operations. He was a member of the team that built GVT (currently Telefonica Brazil) and, during his seven years as CFO, he led GVT’s financial department through pivotal financial transactions and preparations for its successful IPO. Most recently, Mr. Ben Chorin served as CFO of Pyramid Analytics and he previously served as CFO of Starhome B.V., a leading international roaming vendor, where he oversaw a turnaround from operational losses to significant EBITDA margins and positive cash flow. Mr. Ben Chorin holds an M.A. and a B.A. from Tel-Aviv University and is a Certified Public Accountant.

Dror Ben-Asher, RedHill’s Chief Executive Officer and Chairman of the Board of Directors, said:“Micha is an accomplished executive with a wealth of financial, transactional and operational expertise, and we are pleased to have him join our team. Heading into 2016, Micha’s broad experience will be an asset to RedHill as the Company continues to make progress with its late clinical-stage programs and pursues its strategy of establishing commercial capabilities in the U.S.”

Micha Ben Chorin, added:“This is a very exciting time to be joining RedHill as several key milestones are expected in 2016 and as the Company prepares for strategic U.S. commercialization activities. The Company is well-positioned for further growth with a strong balance sheet and I look forward to working with the RedHill team.”

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill’s current pipeline of proprietary products includes: (i)RHB-105-an oral combination therapy for the treatment ofHelicobacter pyloriinfection with successful top-line results from a first Phase III study; (ii)RHB-104-an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii)BEKINDA™(RHB-102)-a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis; (iv)RHB-106-an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v)YELIVA™(ABC294640)-an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi)MESUPRON®-a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii)RP101-currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii)RIZAPORT™(RHB-103)-an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix)RHB-101-a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xi) competitive companies and technologies within the Company’s industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SECon February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com